UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009

Commission File Number 1-15106	Commission File Number 333-14168

PETRÓLEO BRASILEIRO S.A. -	PETROBRAS INTERNATIONAL
PETROBRAS	FINANCE COMPANY
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

BRAZILIAN PETROLEUM CORPORATION —	Not Applicable
PETROBRAS	(Translation of registrant’s name into English)
(Translation of registrant’s name into English)

Avenida República do Chile, 65	Anderson Square Building, P.O. Box 714
20035-900 – Rio de Janeiro – RJ,	George Town, Grand Cayman
Brazil	Cayman Islands B.W.I.
(55-21) 3224-4477	(Address of principal executive offices)
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

Exhibits
SIGNATURES
EX-5.1: OPINION OF INTERNAL COUNSEL TO PETROBRAS
EX-5.2: OPINION OF WALKERS, CAYMAN ISLANDS COUNSEL TO PIFCO AND PETROBRAS
EX-5.3: OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON LLP

This report on Form 6-K is incorporated by reference in the Registration Statement on Form of F-3 of Petróleo Brasileiro S.A. — PETROBRAS (“Petrobras”) (No. 333-139459) and Petrobras International Finance Company (“PifCo”) (No. 333-139459-01) and its accompanying prospectus supplement dated as of February 4, 2009.
Exhibits
Exhibit 5.1 — Opinion of internal counsel to Petrobras
Exhibit 5.2 — Opinion of Walkers, Cayman Islands counsel to PifCo and Petrobras
Exhibit 5.3 — Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to PifCo and Petrobras

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEO BRASILEIRO S.A. — PETROBRAS
Date: February 10, 2009	By	/s/ Almir Guilherme Barbassa

PETROBRAS INTERNATIONAL FINANCE COMPANY
Date: February 10, 2009	By	/s/ Sérvio Túlio da R. Tinoco

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